MAIL STOP 3628

      December 7, 2005

By Facsimile (804) 788-8218 and U.S. Mail

David M. Carter, Esq.
Hunton & Williams LLP
Riverfront Plaza, East Tower
951 East Byrd Street
Richmond, Virginia 23219

Re:  	Massey Energy Company
	4.75% Convertible Senior Notes due 2023
	Schedule TO-I

	2.25% Convertible Senior Notes due 2024
	Schedule TO-I

      Filed on November 23, 2005
	File No. 005-30745

Dear Mr. Carter:

      We have the following comments on the above referenced filings. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

      Please note that unless otherwise noted, our comments apply to both filings. Please make conforming changes as necessary.

Schedule TO-I
General

1. We note that in each of your filings, you are offering to purchase or exchange all of the securities in each class. Tell us what consideration you have given to the applicability of Rule 13e-3 to this repurchase.

2. The filing date that appears in each of your Schedule TO-I filings, November 22, 2005, is incorrect. Confirm your understanding that the EDGAR filing date for these documents is November 23, 2005.

3. Please explain in your response letter why you have not provided the pro forma financial information required by Item 1010(b) of Regulation M-A. We may have additional comments after reviewing your response.

4. Please give us your well reasoned analysis of the applicability of the exemption contained in Section 3(a)(9) to the exchange of common stock for your 2.25% Notes, and confirm to us that no commission or remuneration will be given in connection with the proposed exchange.

5. The safe harbor protections for forward looking statements provided in the Private Securities Litigation Reform Act of 1995 do not by their terms apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. We note references to the PSLRA in both of the Schedule TO-I filings and all of your press releases. Please confirm your understanding that future references in any additional tender offer materials are not appropriate.

6. Please advise us, with a view towards disclosure, of the steps you are taking to repurchase the 6.95% Senior Notes due 2007. We may have further comments when we have considered your response.

7. Confirm your intention to update the disclosure in each of the offers comprising the refinancing to take account of developments in the other tender offers and the Rule 144A offering.

Source and Amount of Funds

8. Confirm to us that when the financing is complete, you will amend the Schedule TO`s to include the definitive terms of the Note Offering, pursuant to Item 1007(a)(b) and (c) of Regulation M-A, and file any relevant agreements and offering documents as exhibits in accordance with Item 1016(b) of Regulation M-A.

Offer to Purchase
General

9. We note that holders of $1,000 principal amount of convertible notes will receive 29.7619 shares of your common stock, $230.00 in cash and accrued and unpaid interest up to the expiration date of the offer. Please disclose the cash amount of the accrued and unpaid interest anticipated to be paid if the offer ends, as expected, on December 22, 2005.

10. In your revised offer materials for the 4.75% Notes, you should disclose in the summary term sheet section the relationship between the offer price range and the recent trading prices of the Company`s common stock. Highlight for security holders that the range of possible prices is quite broad and explain the reasons for this, and disclose that current market prices as reported on page 5 of your Offer to Purchase are near the midpoint of the quoted range.

Summary, page 1
What are the significant conditions to the tender offer?  page 3

11. Your statement in the second bullet point in this section, that the offer is conditioned upon your acceptance of the Convertible Notes for purchase, appears to be within your control. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, amend the bullet point to exclude your own actions or omissions.

12. Revise this section to briefly describe the Exchange Condition and the Refinancing Condition. You may wish to do this by means of a cross reference.

How will we pay for the Convertible Notes?  page 4

13. Briefly describe the terms of the New Senior Notes, including coupon and maturity.

Expiration Date; Extension and Termination, page 1

14. Revise the second paragraph of this section to clarify that under Rule 13e-4(f)(5), you will pay promptly or return the tendered securities.

Other Matters, page 14

15. We note that here and on page 1 of your letter of transmittal, you request that the security holder represent, warrant and agree that "such tendering holder has received and read a copy of the Offer Documents, understands and agrees to be bound by all terms and conditions ..." It is not appropriate to require security holders to attest to the fact that they "read" the offering documents because your statements effectively operate as a waiver of liability.
Please delete this and other similar language throughout your materials.

16. We note your disclosure that you may waive any condition of the offer for any particular tendering security holder. Reserving the right to waive a condition of the offer as to only particular tendering security holders raises issues under Rule 13e-4(f)(8) and otherwise. Please revise here and throughout the offer to purchase, where similar language appears.

Conditions of the Tender Offer, page 16

17. You state in the opening paragraph of this section that the conditions shall be triggered if the stated events have occurred
"or shall be determined by us to have occurred." In the absence of any objective criteria for the determination of the existence of a condition, such as a standard of reasonableness, satisfaction or waiver of the conditions in the sole discretion of the bidder may be equated with a waiver of that condition. If you waive a material condition to the offer, there must be five business days remaining prior to expiration. Please revise your offer to include an objective standard for the assertion or waiver of the conditions

18. We refer you to the disclosure in the last sentence of the last paragraph of this section that your failure at any time to exercise any of the offer conditions will not be deemed a waiver of such conditions. This language suggests that even once a condition is triggered, the company can decide whether it is advisable to proceed with the offer. We agree. However, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please revise.

19. Your statement that you may assert the conditions "at any time and from time to time" leaves open the possibility that you may assert a condition after the expiration of the offer. Please revise to clarify that all conditions will be satisfied or waived prior to the Expiration Date.

20. We note that many of the offer conditions listed are broadly drafted. Whether or not an offer condition has been "triggered" is necessarily a subjective determination that you state will be made by you, which could make it difficult for security holders to determine whether any condition has been triggered. We are concerned that some of the listed offer conditions are so broadly drafted as to potentially render this offer illusory, and to make it impossible for a security holder to determine what events or occurrences will allow you to terminate it. Please generally revise to narrow your conditions, quantifying where possible. The following are examples of offer conditions which we believe are problematic because of their breadth or lack of specificity; however, these examples are not intended to be an exhaustive, and we urge you to examine and revise this section generally:

* The second sub point in this section refers to "any development which would...materially affect our business ...liabilities or prospects." It would be very difficult for a security holder to determine when such a development had occurred.

* The fourth sub point refers to any thing that may occur "or be likely to occur" that would prohibit, prevent, restrict or delay consummation of the offer.

* The sixth sub point in this section refers to any limitation that might affect the extension of credit by banks.

Incorporation by Reference, page 25

21. Schedule TO does not permit you to "forward incorporate" by reference to additional documents you may file between the date of filing of the Schedule TO and the expiration date of your offer. Rather, you are under an obligation to amend the Schedule TO whenever the information disclosed materially changes. See Rule 13e-4(d)(2). Please revise the language to the contrary on page 25 of your Offer to Purchase.

Closing

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

* the issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

      Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 551-3267. You may also contact me via facsimile at (202) 772-9203.

           					Very truly yours,



          					Julia E.Griffith
						Special Counsel
						Office of Mergers & Acquisitions